October 15, 2010

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3720
Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Jessica Plowgian, Attorney-Advisor

Re:	Lincoln Educational Services Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 11, 2010

Definitive Proxy Statement
Filed March 24, 2010

Form 10-Q for the Quarterly Period Ended June 30, 2010
File No. 0-51371

Ladies and Gentlemen:

Lincoln Educational Services Corporation (the “Company”) hereby advises the staff of the Securities and Exchange Commission (the “Staff”) that the Company has received the Staff’s letter dated September 30, 2010 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2009, Form 10-Q for the quarterly period ended June 30, 2010 and its Definitive Proxy Statement.  As discussed on October 14, 2010 with Ms. Plowgian, the Company respectfully requests until October 28, 2010 to respond to the Comment Letter. Ms. Plowgian indicated that the Staff would be willing to grant this extension and requested that the Company file this letter confirming the request for an extension with the Commission via EDGAR. The Company is committed to responding to the Comment Letter promptly and will provide a response to the Staff no later than October 28, 2010.

Should you have any questions regarding the Company’s request, please do not hesitate to contact me at (973) 736-9340.

Thank you for your courtesy and cooperation in this matter.

Sincerely,

LINCOLN EDUCATIONAL SERVICES CORPORATION

By:	/s/ Cesar Ribeiro
Name:	Cesar Ribeiro
Title:	Senior Vice President, Chief Financial Officer and Treasurer